9/18

82- SUBMISSIONS FACING S[illegible]

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME	FNX Mining Company Inc.
*CURRENT ADDRESS	347 Bay Street
	Suite 301
	Toronto, Ontario, Canada
	M5H 2R7
**FORMER NAME	PROCESSED
**NEW ADDRESS	SEP 24 2002
	THOMSON FINANCIAL

FILE NO. 82- 34684 FISCAL YEAR ended 6/30/01

- Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)				

OICF/BY: EBS

DATE : 9/23/02

Annual Report
2001

FORT KNOX GOLD RESOURCES INC.

PRESIDENT'S REPORT

To the Shareholders,

During the year, your Company entered into a Letter of Intent with Inco Limited (Inco) outlining the principal business terms on which the Company can acquire a 100% interest in five Sudbury Basin mineral properties. The Letter of Intent records the mutual intent of Inco and the Company to use their best efforts to negotiate and execute a definitive Option to Purchase Agreement incorporating the terms of the Letter of Intent and such other terms and provisions as Inco and the Company may agree.

Following the execution of the Option to Purchase Agreement with Inco and obtaining all required regulatory and shareholder approvals, your Company plans to form a joint venture with Dynatec Corporation (Fort Knox = 75% and Dynatec = 25%) to explore and, if economically appropriate, develop and mine the properties

The Sudbury Basin property package includes the former producing mines: Victoria, McCreedy West, Levack, and Kirkwood, as well as the Norman PGE-Cu-Ni mineralized zones. The properties are currently inactive and considered non-core to Inco's Sudbury operations but offer your Company excellent exposure in the world's largest sulphide nickel camp and the third most important PGE environment. Your management believes that these advanced exploration properties have potential for near term production and the discovery of new copper-nickel-platinum-palladium-gold ore deposits. A report describing the properties is appended to the enclosed management information circular.

In order to complete the acquisition of these properties, among other requirements, your Company must complete a financing to raise proceeds of not less than $7 million and thereafter issue a sufficient number of common shares to Inco such that Inco will own approximately 20% of the Company's issued and outstanding shares and have the right to nominate 20% of the Company's directors. Further details regarding the acquisition are contained in the enclosed management information circular.

This acquisition marks a significant achievement for your Company as it seeks to evolve from a junior exploration company to a mining producer. In the foreseeable future, your Company will be focused primarily on the Sudbury Basin properties.

Enclosed with this report are materials relating to the Company's annual and special meeting, which is scheduled to be held on December 7, 2001 at the Toronto Board of Trade. At that meeting, shareholders will consider the usual matters consisting of the election of directors and the appointment of auditors and certain special matters primarily relating to the acquisition of the Sudbury Basin properties. In addition to completing the formal business to be conducted at the meeting, there will be a presentation on the Sudbury Basin properties.

Management recommends that shareholders vote in favour of the acquisition of the Sudbury Basin properties and the regular annual business and other transactions to be considered at the meeting as described in the management information circular.

Included in this report are the audited financial statements for the year ending June 30, 2001 as well as the interim report for the fiscal quarter ended September 30, 2001.

On behalf of the board,

A.T. MacGibbon
President and C.E.O.

Toronto, Ontario
November 7, 2001

John E. Goodwin, F. C. A.

CHARTERED ACCOUNTANT

SUITE 903
347 BAY STREET
TORONTO, ONTARIO
M5H 2R7
TEL 416-366-5256
FACS 416-359-0091
jeg@on aibn.com

AUDITOR'S REPORT

To the Shareholders,
Fort Knox Gold Resources Inc.

I have audited the balance sheets of Fort Knox Gold Resources Inc. as at June 30, 2001 and 2000 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2001 and 2000 and the results of its operations and cash flows for the years then ended in accordance with generally accepted accounting principles.

John E Goodwin

Toronto, Canada,
August 31, 2001.

Chartered Accountant.

FORT KNOX GOLD RESOURCES INC.

BALANCE SHEETS

	June 30, 2001	June 30, 2000
ASSETS		
Current assets		
Cash and short term deposits	$ 1,329,070	$ 614,373
Accounts receivable	32,209	24,918
Marketable securities (note 3)	76,776	72,152
	1,438,055	711,443
Computer equipment at cost ($7,206) less amortization	3,680	724
Mineral exploration properties (note 4)	5,436,204	5,033,414
	$ 6,877,939	$ 5,745,581
LIABILITIES		
Current liabilities		
Accounts payable	$ 76,659	$ 28,872
SHAREHOLDERS' EQUITY		
Share capital (note 5)		
Authorized		
Unlimited number of common shares		
Issued		
13,345,466 (2000 - 12,802,966) shares	12,430,652	10,943,227
Deficit	5,629,372	5,226,518
	6,801,280	5,716,709
	$ 6,877,939	$ 5,745,581

Approved by the Board:

A.T. MacGibbon, Director (signed)

Robert D. Cudney, Director (signed)

FORT KNOX GOLD RESOURCES INC.

STATEMENTS OF OPERATIONS AND DEFICIT

	Years ended June 30, 2001	Years ended June 30, 2000
Income		
Interest earned	$ 28,777	$ 35,926
Costs and expenses		
Administration	146,656	163,688
Prospecting	59,165	34,973
Capital tax	15,138	13,196
Amortization	1,373	2,160
	222,332	214,017
Operating loss	193,555	178,091
Gain on sale of marketable securities	-	(74,400)
Mineral exploration properties written off	14,639	139,621
Exploration expenditure written off	63,989	565,347
Net loss	272,183	808,659
Deficit, beginning of the year	5,226,518	4,397,709
	5,498,701	5,206,368
Financing costs	130,671	20,150
Deficit, end of the year	$ 5,629,372	$ 5,226,518
Net loss per share	$ .02	$ .07

FORT KNOX GOLD RESOURCES INC.

STATEMENTS OF CASH FLOWS

	Years ended June 30, 2001	2000
Cash provided by (used in):		
Operating activities		
Operating loss	$(193,555)	$(178,091)
Amortization	1,373	2,160
	(192,182)	(175,931)
Change in non-cash working capital balances		
Increase in accounts receivable	(7,291)	(99)
Increase in accounts payable	47,787	(7,356)
	(151,685)	(183,386)
Financing activities		
Common shares issued	167,425	290,625
Special warrants issued	1,320,000	-
Financing costs	(130,671)	(20,150)
	1,356,754	270,475
Investing activities		
Capital assets	(4,329)	-
Marketable securities		
Purchased	(4,625)	(6,250)
Sold	-	109,400
Mineral exploration properties		
Acquisition costs	(134,707)	(50,871)
Exploration expenditure	(366,336)	(501,009)
Option payments received	19,625	103,250)
	(490,372)	(345,480)
Increase in cash and short term deposits	714,697	(258,391)
Cash and short term deposits, beginning of the year	614,373	872,764
Cash and short term deposits, end of the year	$ 1,329,070	$ 614,373

FORT KNOX GOLD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2001

1. Accounting policies

Interests in mineral exploration properties are stated at cost. Exploration expenditure related to mineral exploration properties in which an interest is retained is deferred. It is the intention that the acquisition costs and related deferred exploration expenditure would be amortized against income from future mining operations. Acquisition costs and related deferred exploration expenditure are written off against income if an entire group of mining claims has been disproven or abandoned.

2. Valuation of resource interests

The Company's interests in resource properties include costs related to non-producing mineral exploration properties. Recovery of these costs is dependent upon the development of economic mining operations or disposition of the properties.

3. Marketable securities

Marketable securities, are carried at the lower of cost $72,150 and market $136,910.

4. Mineral exploration properties

	2001	2000
Alaska		
Acquisition costs	$ 182,400	$ 182,400
Exploration expenditure	2,622,738	2,541,544
	2,805,138	2,723,944
Ontario		
Acquisition costs	186,441	93,908
Exploration expenditure	2,083,830	2,130,378
Option payments received	(90,875)	(71,250)
	2,179,396	2,153,036
Manitoba and Saskatchewan		
Acquisition costs	27,536	-
Exploration expenditure	424,134	156,434
	451,670	156,434
	$ 5,436,204	$ 5,033,414

5. Share capital

(a) Shares issued:

	Shares	Capital
Balance, June 30, 1999	11,723,225	$ 10,652,602
Flow-through shares	550,000	137,500
Flow-through shares	517,241	150,000
Property option	12,500	3,125
Balance, June 30, 2000	12,802,966	10,943,227
Flow-through shares	500,000	150,000
Property options	22,500	9,425
Stock option	20,000	8,000
	13,345,466	11,110,652
Special warrants issued for cash	-	1,320,000
Balance, June 30, 2001	13,345,466	$ 12,430,652

(b) Outstanding options to directors, officers and consultants:

1,020,000 shares at $0.40 per share – November 15, 2004
40,000 shares at $1.00 per share – September 17, 2001
100,000 shares at $1.10 per share – June 12, 2005
660,000 shares at $0.50 per share – May 3, 2006 (1)
470,000 shares at $1.00 per share – May 3, 2006 (2)
150,000 shares at $1.00 per share – May 29, 2006 (3)

(1) Options on 75,000 shares vest upon the Company's offer to acquire Sudbury area mining properties on or before September 30, 2001.

(2) Options on 405,000 shares vest upon shareholder approval.

(3) Options vest upon shareholder approval.

(c) Compensation option to the agent in the special warrants issue (note 5(d)):

198,000 shares at $0.40 per share – May 10, 2003

(d) Special warrants

On May 10, 2001, the Company issued 3,300,000 special warrants at $0.40 per warrant ($1,320,000).

Each special warrant entitles the holder, upon exercise and without payment of any additional consideration, to be issued one common share of the Issuer (a "share") on or prior to 5:00 p.m. (Toronto time) on the date (the "expiry date") that is the earlier to occur of (i) the fifth business day after all receipts have been issued for the final prospectus qualifying the distribution of the shares (the "final prospectus") by the securities regulatory authorities in each of the Provinces of Canada (the "qualifying jurisdictions") in which purchasers of the special warrants are resident; and (ii) one year following the date of the last closing of the special warrant transaction (the "closing date").

6. Income tax information

The Company has resource pools of $ 5,330,000 available to reduce taxable income. Non-capital losses total $ 820,000 and expire between 2002 and 2009.

FORT KNOX GOLD RESOURCES
BALANCE SHEETS

	September 30 2001 (Unaudited)	June 30 2001 (Audited)
Current		
Cash and short term deposits	$ 1,336,287	$ 1,329,070
Accounts receivable and prepaid	14,247	32,209
Marketable securities	10,875	76,776
	1,361,409	1,438,055
Computer equipment	3,404	3,680
Mineral exploration properties	5,618,662	5,436,204
	$ 6,983,475	$ 6,877,939
Current		
Accounts payable and accrued liabilities	$ 40,635	$ 76,659
Capital stock	12,439,651	12,430,652
Deficit	5,496,811	5,629,372
	6,942,840	6,801,280
	$ 6,983,475	$ 6,877,939

FORT KNOX GOLD RESOURCES INC.
STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE THREE MONTH ENDING SEPTEMBER 30
(UNAUDITED)

	2001	2000
Income		
Interest earned	$ 12,890	$ 8,254
Cost and expenses		
Administration	41,400	47,883
Prospecting	4,203	-
Amortization	276	724
	45,879	48,607
Operating loss	(32,989)	(40,353)
Gain on sale of marketable securities	165,550	-
Net income (loss)	$ 132,561	$ (40,353)
Deficit, beginning of period	5,629,372	5,226,518
Deficit, end of period	$ 5,496,811	$ 5,266,871
Net loss per share	$ 0.01	$ (0.00)
Number of shares issued and outstanding	13,355,466	13,312,966

FORT KNOX GOLD RESOURCES INC.
STATEMENTS OF CASH FLOW
FOR THE THREE MONTH ENDING SEPTEMBER 30
(UNAUDITED)

	2001	2000
CASH PROVIDED BY (USED IN):		
Operating activities:		
Net income (loss)	$ 132,561	$ (40,353)
Gain on sale of marketable security	(165,550)	-
Amortization	276	724
	(32,713)	(39,629)
Change in non-cash working capital balances	(18,063)	13,609
	(50,776)	(26,020)
Financing activities:		
Common shares issued	-	150,000
	-	150,000
Investing activities:		
Proceeds on disposition of marketable securities	231,451	-
Mineral exploration expenditure	(173,458)	(48,289)
	57,993	(48,289)
Increase in cash and short term deposits	7,217	75,691
Cash and short term deposits, beginning of the period	1,329,070	614,373
Cash and short term deposits, end of the period	$ 1,336,287	$ 690,064

FORT KNOX GOLD RESOURCES
BALANCE SHEETS

	September 31 2001 (Unaudited)	Year End June 30 2001 (Audited)	Year End June 30 2000 (Audited)	Jun-01 Last Quarter (Audited)
Current				
Cash and short term deposits	**$ 1,336,287**	$ 1,329,070	$ 614,373	$ 1,329,070
Accounts receivable and prepaid	**14,247**	32,209	24,918	32,209
Marketable securities	**10,875**	76,776	72,152	76,776
	1,361,409	1,438,055	711,443	1,438,055
Computer equipment	**3,404**	3,680	724	3,680
Mineral exploration properties	**5,618,662**	5,436,204	5,033,414	5,436,204
	$ 6,983,475	$ 6,877,939	$ 5,745,581	$ 6,877,939
Current				
Accounts payable and accrued liabilities	**$ 40,635**	$ 76,659	$ 28,872	$ 76,659
Capital stock	**11,119,651**	11,110,652	10,943,227	12,430,652
Special warrants	**1,320,000**	1,320,000		1,320,000
Deficit	**5,496,811**	5,629,372	5,226,518	5,629,372
	6,942,840	6,801,280	5,716,709	8,121,280
	$ 6,983,475	$ 6,877,939	$ 5,745,581	$ 8,197,939

FORT KNOX GOLD RESOURCES
STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE THREE MONTH ENDING SEPTEMBER 30
(UNAUDITED)

	Three month ending September 30		Year to date September 30		Last Quarter Y.T.D.	
	2001	**2000**	**2001**	**2000**	**2001**	**2000**
Income						
Interest earned	**$ 12,890**	$ 8,254	**$ 12,890**	$ 8,254		
Cost and expenses						
Administration	**41,400**	47,883	**41,400**	47,883		
Prospecting	**4,203**	-	**4,203**	-		
Amortization	**276**	724	**276**	724		
	45,879	48,607	**45,879**	48,607	-	-
Operating loss	**(32,989)**	(40,353)	**(32,989)**	(40,353)	-	-
Gain (loss) on sale of marketable securities	**165,550**	-	**165,550**	-		
Mineral exploration properties written off	**-**	-		-		
Exploration expenditures written off	**-**	-		-		
Net loss	**132,561**	(40,353)	**132,561**	(40,353)	-	-
Deficit, beginning of period	**5,629,372**	5,226,518	**5,629,372**	5,226,518	5,629,372	5,226,518
Financing cost	**-**	-		-		
Deficit, end of period	**5,496,811**	5,266,871	**5,496,811**	5,266,871	5,629,372	5,226,518
Net loss per share	**$ 0.01**	$ (0.00)	**$ 0.01**	$ (0.00)	$ -	$ -
Shares issued and outstanding	**13,312,966**	13,312,966	**13,312,966**	13,312,966	13,345,466	12,802,966

FORT KNOX GOLD RESOURCES INC.
STATEMENTS OF CASH FLOW
(UNAUDITED)

	Three month ending September 30		Year to date September 30		Last Quarter Y.T.D.	
	2001	**2000**	**2001**	**2000**	**2000**	**1999**
CASH PROVIDED BY (USED IN):						
Operating activities:						
Net loss	**132,561**	(40,353)	**$132,561**	(40,353)	-	-
Write-off exploration properties	**-**	-		-		-
Gain on sale of marketable security	**(165,550)**	-	**(165,550)**	-		-
Amortization	**276**	724	**276**	724	-	-
	(32,713)	(39,629)	**(32,713)**	(39,629)	-	-
Change in non-cash working capital balances	**(18,063)**	13,609	**(18,062)**	13,609	-	-
	(50,776)	(26,020)	**(50,775)**	(26,020)	-	-
Financing activities:						
Common shares issued	**-**	150,000	**8,999**	150,000	-	-
Special warrants issued	**-**	-				
Financing cost	**-**	-		-		-
	-	150,000	**8,999**	150,000	-	-
Investing activities:						
Capital assets acquisitions	**-**	-	**-**		-	
Marketable securities						
Conversions	**-**	-				
Purchased	**-**	-				
Proceeds on disposition	**231,451**	-	**231,451**	-		-
	231,451	-	**231,451**	-	-	-
Mineral exploration properties						
Acquisition cost	**-**	-		-		-
Exploration expenditure	**(173,458)**	(48,289)	**(182,458)**	(48,289)	-	-
Option payments received	**-**	-		-		-
	57,993	(48,289)	**48,993**	(48,289)	-	-
(Decrease) increase in cash and short term deposits	**7,217**	75,691	**7,217**	75,691	-	-
Cash and short term deposits, beginning of the period	**$1,329,070**	$614,373	**$ 1,329,070**	$ 614,373	1,329,070	614,373
Cash and short term deposits, end of the period	**$1,336,287**	$690,064	**$1,336,287**	$690,064	$1,329,070	$614,373

FORT KNOX GOLD RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2001
(Unaudited)

1- Accounting policies:

The accounting policies and methods followed in preparing these financial statements are those used by Fort Knox Gold Resources Inc. (the "Company") as set out in the June 30, 2001 audited financial statements. However, these unaudited financial statements for the three months ended September 30, 2001 do not conform in all respects to the disclosure and information that is required for generally accepted accounting principles in Canada for annual financial statements. For further information, see the Company's June 30, 2001 audited financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three months ended September 30, 2001 are not indicative of the results that may be expected for the full year ended June 30, 2002.

2- Marketable securities:

On August 15, 2001 the Company sold 47,000 shares of Glamis Gold Ltd. For net proceeds of $231,452. The company recorded a gain of $165,550 on the disposition of these shares.

3- Share capital:

		Shares	Capital
Shares issued:			
	Balance June 30, 2000	12,802,966	$10,943,227
	Flow through shares	500,000	150,000
	Stock option	20,000	8,000
	Property options	22,500	9,425
		13,345,466	11,110,652
	Special warrants	-	1,320,000
	Balance June 30, 2001	13,345,466	12,430,652
	Property options	**10,000**	**9,000**
	Balance September 30, 200	**13,355,466**	**$12,439,652**

FORT KNOX GOLD RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2001
(Unaudited)

4- Mineral exploration properties:

	June 30,2001	Exploration expenditure First quarter	Exploration expenditure Balance
Ontario			
Acquisition cost	$186,441		$186,441
Exploration expenditure	2,083,830	60,029	2,143,859
Payments received	(90,875)		(90,875)
	2,179,396	60,029	**2,239,425**
Manitoba			
Acquisition cost	27,536	29,000	56,536
Exploration expenditure	424,134	58,562	482,696
Payments received			-
	451,670	87,562	**539,232**
Alaska			
Acquisition cost	182,400	-	182,400
Exploration expenditure	2,622,738	34,867	2,657,605
Payments received	-		-
	2,805,138	34,867	**2,840,005**
TOTALS			
Acquisition cost	396,377	29,000	425,377
Option pmts. Received	(90,875)	-	(90,875)
	305,502	29,000	334,502
Exploration expenditure	5,130,702	153,458	5,284,160
	$5,436,204	$182,458	$5,618,662

The Company exercised an option to acquire additional rights in the McBratney Lake property, Manitoba, by issuing 10,000 treasury shares valued at $9,000 and a cash payment of $ 20,000.